UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Files its 2023 Annual Report on Form 20-F and its Amended Half-Year 2023 Form 6-K with the SEC

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

ANGLOGOLD ASHANTI FILES ITS 2023 ANNUAL REPORT ON FORM 20-F AND AMENDED HALF-YEAR 2023 FORM 6-K WITH THE SEC

In accordance with Section 203.01 of the NYSE Listed Company Manual, AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) announces that it has today, Thursday, 25 April 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) its 2023 Annual Report on Form 20-F, which includes its audited consolidated financial statements as of and for the financial year ended 31 December 2023 as well as its restated audited consolidated financial statements as of and for the financial years ended 31 December 2022 and 2021. Today, AngloGold Ashanti has also filed with the SEC its restated unaudited condensed consolidated interim financial statements as of and for the six-month periods ended 30 June 2023 and 2022 by amending its Half-Year 2023 Form 6-K, initially filed with the SEC on 4 August 2023.

The 2023 Annual Report on Form 20-F and the Amended Half-Year 2023 Form 6-K are available online on the Company’s website at www.anglogoldashanti.com and also on the SEC’s website at www.sec.gov. AngloGold Ashanti’s shareholders may request electronic copies of both documents and also have the ability to receive, upon request, a hard copy of AngloGold Ashanti’s complete audited financial statements, free of charge, from the Company Secretarial Department, by emailing CompanySecretary@anglogoldashanti.com.

ENDS
London, Denver, Johannesburg

25 April 2024

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com
General inquiries                         media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 25 April 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary